Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW

Daniel H. April

Janet Clow

David F. Cunningham

Patrick J. Dolan

John M. Hickey

C.W.N. Thompson, Jr.

July 21, 2015

Via EDGAR

Stephen N. Packs

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust, et. al., File No. 812-14421

Dear Mr. Packs:

On behalf of Thornburg Investment Trust, Thornburg Investment Management, Inc., and Thornburg Securities Corporation (collectively, the “Applicants”), we submitted on January 28, 2015 an application (the “Application”) seeking an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Rule 12d1-2(a) under the Act. On May 14, 2015, we submitted on behalf of the Applicants an amendment to the Application.

Further to the telephone conversation of July 13, 2015 between our law firm and the staff of the Securities and Exchange Commission’s Division of Investment Management respecting recent no-action guidance to a third party which addressed facts and circumstances substantially similar to those in the Application, we are writing on behalf of the Applicants to request that the Commission consent to the withdrawal of the Application and that the Commission take no further action with respect thereto.

We appreciate the time and attention that you and your colleagues have spent on this matter. If you have any questions, please do not hesitate to call me at 505-988-2900 x103.

Sincerely,

/s/ Daniel April

Daniel April

cc:	Nadya Roytblat, Assistant Chief Counsel

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 1000	Web address: www.catchlaw.com	Extension 103
Santa Fe, New Mexico 87505		Fax: (505) 988-2901